

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Benjamin Mossman
Chief Executive Officer and President
Rise Gold Corp.
Suite 650 - 669 Howe Street
Vancouver, BC V6C 0B4
Canada

      Re: Rise Gold Corp.
          Registration Statement on Form S-1
          Filed March 30, 2022
          File No. 333-263964

Dear Mr. Mossman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: J. Brad Wiggins, Esq.